Filed pursuant to Rule 253(g)(2)
File No. 024-10529

NEWSBEAT SOCIAL, INC.

SUPPLEMENT NO. 1 DATED SEPTEMBER 9, 2016
TO OFFERING CIRCULAR DATED JULY 12, 2016

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of NewsBeat Social, Inc. (“we,” “our” or “us”), dated July 12, 2016 and filed by us with the United States Securities and Exchange Commission on July 13, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose our election, with the agreement of W.R. Hambrecht + Co., LLC (our “Underwriter”), to extend the offering for thirty (30) days, as permitted in the Offering Circular, and to disclose the resignation of one of our independent directors.

Extension of the Minimum Offering Period

The Offering Circular provides that the offering will terminate on September 9, 2016, subject to extension for up to thirty (30) days with the mutual agreement of us and our Underwriter, unless there has been an Initial Closing. Further, the Escrow Services Agreement by and between FundAmerica Securities, LLC (the “Escrow Agent”), our Company and our Underwriter, dated as of July 8, 2016 (the “Escrow Agreement”), provides that the escrow period will remain open until September 9, 2016, and may be extended for up to thirty (30) days pursuant to written notice from us and our Underwriter.

On September 9, 2016, we and our Underwriter agreed to extend the offering period for thirty (30) days and notified the Escrow Agent in writing of such extension. With the extension, the period within which we must receive and accept subscriptions for at least the minimum offering amount and hold an Initial Closing will terminate on October 9, 2016; provided that, if we have an Initial Closing prior to October 9, 2016, the offering will continue until the earliest of (i) the date which is one hundred twenty (120) days after the Initial Closing, or (ii) with the mutual agreement of us and our Underwriter, a date which is less than one hundred twenty (120) days after the Initial Closing in order to coordinate with the commencement of exchange trading of our Common Stock, or (iii) the date on which the maximum offering amount is sold.

Resignation of Director

On September 2, 2016, Trent Davis, one of our independent directors, resigned from the Board of Directors, effective immediately.